Date    4 June 2001
Number  49/01

COMPANY ANNOUNCEMENT

BHP Ltd today announced that Mick Davis, currently Executive Director Finance of Billiton Plc had resigned from that company to take up a new position as Chief Executive of Xstrata AG.

As a result and subject to regulatory approval, Chip Goodyear currently Chief Financial Officer of BHP will assume the role of Chief Development Officer for the merged BHP Billiton and remain responsible for the finance function until the appointment of a new CFO.

Following the appointment of a new CFO, Mr Goodyear will be based in London and the CFO will be based in Melbourne.

BHP Managing Director & CEO Paul Anderson said: "While we are sorry that Mr Davis will not be joining the new BHP Billiton, our integration plans for the finance and development functions, as well as the minerals division, are well advanced and we do not expect any significant change as a result of Mr Davis' decision."

The Group will undertake an international search to review both internal and external candidates for the CFO position. Mr Davis will see through his responsibilities as part of the merger. He will not now take up his position as a Director of BHP Billiton Ltd, should the merger receive regulatory approval.

A separate announcement will be issued by Billiton Plc.


Further information can be found on our internet site: http://www.bhp.com

Contact:
MEDIA RELATIONS
Mandy Frostick, Manager Media Relations
Ph: 61 3 9609 4157 / Mob: 61  419 546 245

INVESTOR RELATIONS
Andrew Nairn, Senior Business Analyst
Ph: 61 3 9609 3952 / Mob: 61  408 313 259

Francis McAllister
Vice President Investor Relations
Houston (North America)
Tel: 1 713 961 8625